Exhibit 99.4

9 November, 2005

Dear Shareholder:

A Special Meeting of Shareholders of CP Ships Limited will be held at The Fairmont Royal York Hotel, Upper Canada Room, in Toronto, Ontario, Canada on Wednesday, 14th December 2005 at 10:00a.m. (Eastern Standard Time).

I welcome your attendance at the meeting. However, if you are unable to attend, you can be represented by proxy and ensure that your shares will be voted in accordance with your instructions. The form of proxy or voting instruction form (if you are a non-registered shareholder) that you have received will enable you to vote by mail, telephone or the internet in advance of the meeting, whether or not you plan to attend.

If you are attending the meeting, please bring this letter with you to facilitate registration at the meeting.

Yours sincerely,

Michael Behrendt
Chairman
CP Ships Limited